United States securities and exchange commission logo





                              April 5, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Bitcoin Trust (BTC)
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Bitcoin
Trust (BTC)
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed March 22,
2024
                                                            File No. 001-41906

       Dear Michael Sonnenshein:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. Please tell us how you considered the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to
provide pro forma financial information giving effect to the Spin-off, including consideration
of SAB Topic 1.B.2 and SAB Topic 5.Z.7.
   2. Please provide us with your legal analysis as to whether the distribution of BTC Shares to the GBTC Shareholders
as described in the information statement constitutes a sale or distribution for value
within the meaning of Section 2(a)(3) of the Securities Act.
   3. Please clarify whether GBTC Trust has a parent-subsidiary relationship with BTC Trust prior to the date on
which the proposed transaction is consummated. To the extent that no parent-subsidiary
relationship between GBTC Trust and BTC Trust exists prior to the date on which the proposed
transaction is consummated, please tell us why you characterize this transaction as a
spin-off. In your response, please provide us a detailed explanation of how the proposed
transaction will be conducted, including a step-by-step description of the transaction
mechanics, the related timing of each step and a comprehensive description
 Michael Sonnenshein
Grayscale Bitcoin Trust (BTC)
April 5, 2024
Page 2
         of all parties involved, including any intermediary parties, and their respective roles in the transaction. Please also tell us how the transaction is being conducted under and consistent with Delaware law. In addition, please tell us whether the transaction constitutes a spin-off for purposes of the application to list the BTC Shares on NYSE Arca.
4.       We note your disclosure on page 18 that:
             To the extent an investor   s GBTC Shares are    pledged as
collateral or included in the
            calculation of financial covenants in financing arrangements or other securities, the liquid value of such GBTC Shares (excluding the value of any entitlements to BTC
            Shares) would decrease after the Record Date to the extent of the value of the BTC
            Bitcoin Portion   ; and
             An investor   s ability to pledge the full value of its GBTC
Shares, including
            corresponding entitlements to BTC Shares with respect thereto, as collateral during the period between the Record Date and the Distribution Date may similarly be impaired.

         Please provide your analysis as to whether any such impairment of an
investor   s ability to
         pledge the full value of its GBTC Shares as collateral during the period between the
         Record Date and the Distribution Date constitutes a waiver of any substantive rights. In
         this regard, we note that the Trust   s investment objective is for
the value of the Shares
         (based on Bitcoin per Share) to reflect the value of the Bitcoin held by the Trust. If so, please tell whether, and if so how, such waiver impacts your analysis whether the transaction constitutes a sale or disposition for value under Section 2(a)(3) of the
         Securities Act.
Risk Factors Relating to the Spin-Off, page 16

5. To the extent material, please discuss the risk that there may be less liquidity or wider spreads in the market for the BTC Shares as compared to the GBTC
Shares.
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 20

6. We note that your discussion of tax consequences is based on the assumption that each of the GBTC Trust and BTC Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to describe the reasons for and level of any uncertainty associated with grantor trust status. Please also disclose whether you have or will receive an opinion of counsel that neither the GBTC Trust nor any Holder will recognize gain or loss for U.S. federal income tax purposes as a result of the transaction.
Incorporation   of Certain Information
FirstName LastNameMichael               by Reference, page 22
                                Sonnenshein
Comapany
7.     PleaseNameGrayscale    Bitcoin
                tell us why you believeTrust
                                        you (BTC)
                                             are permitted to incorporate by
reference to the
April 5,registration
         2024 Page statement
                      2        on Form S-1 (333-277837) filed by BTC Trust on
March 12, 2024.
FirstName LastName
 Michael Sonnenshein
FirstName   LastNameMichael
Grayscale Bitcoin  Trust (BTC)Sonnenshein
Comapany
April       NameGrayscale Bitcoin Trust (BTC)
       5, 2024
April 35, 2024 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets